Exhibit 99.2

February 15, 2008

Energy Partners, Ltd.

Suite 3400

201 St. Charles Avenue

New Orleans, Louisiana 70170

Ladies and Gentlemen:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2007, to the Energy Partners, Ltd. (EPL) interest in certain oil and gas properties located in the Gulf of Mexico and Louisiana, as listed in the accompanying tabulations. The fields included are Bay Marchand, Bayou Rambio, Brazos 495S, East Cameron 9, East Cameron 46, East Cameron 109, Eugene Island 142, Eugene Island 312, High Island 55-L, Main Pass 122/133, Mississippi Canyon 248, South Marsh Island 24, South Marsh Island 79, South Marsh Island 109, East Bay Complex (South Pass 24/27/37/39/42), South Timbalier 26, South Timbalier 27, South Timbalier 41, South Timbalier 46, Vermilion 72, Vermillion 101, and West Cameron 252. This report has been prepared using constant prices and costs, as discussed in subsequent paragraphs of this letter. The estimates of reserves and future revenue in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission and, with the exception of the exclusion of future income taxes, conform to the Statement of Financial Accounting Standards No. 69. Definitions are presented immediately following this letter.

As presented in the accompanying summary projections, Tables I through IV, we estimate the net gas produced, net reserves, and future net revenue to the EPL interest in these properties, as of December 31, 2007, to be:

	Net Gas Produced (MMCF)	Net Reserves		Future Net Revenue (M$)
Category		Oil (MBBL)	Gas Sales(1) (MMCF)	Total	Present Worth at 10%
Proved Developed
Producing	35,072.8	10,448.2	10,271.4	470,213.7	410,414.6
Non-Producing	76,535.9	12,667.0	61,945.5	1,204,806.8	737,743.2
Proved Undeveloped	16,701.5	4,432.3	14,997.9	376,282.0	221,447.0

Total Proved	128,310.2	27,547.5	87,214.8	2,051,302.5	1,369,604.8

(1)	Net gas sales reserves are after deductions for gas consumed in operations.

The oil reserves shown include crude oil, condensate, and natural gas liquids (NGL). Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases. Net gas sales reserves are after deductions for gas consumed in operations; gas sales volumes at Main Pass 122/133, East Bay Complex (South Pass 24/27/37/39/42), South Timbalier 26, and South Timbalier 41 Fields are adjusted for fuel and flare losses.

The estimates shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Our estimates do not include any probable or possible reserves that may exist for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production

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status. The estimates of reserves and future revenue included herein have not been adjusted for risk. As shown in the Table of Contents, for each field this report includes summary projections of reserves and revenue by reserve category; one-line summaries of basic data, reserves, and economics by lease; and summaries of supplemental data.

Future gross revenue to the EPL interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes; future net revenue for all fields except Main Pass 122/133 Field is also after deductions for abandonment costs. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and their related facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. In accordance with EPL’s farmout agreement, EPL does not receive any salvage value for the lease and well equipment or is responsible for the costs to abandon the Main Pass 122/133 properties. Future revenue estimates for all other properties excluding Main Pass 122/133 Field also do not include any salvage value for the lease and well equipment but do include EPL’s estimates of the costs to abandon the wells, platforms, and production facilities. Abandonment costs are included as capital costs.

Oil and NGL prices used in this report are based on a December 31, 2007, West Texas Intermediate posted price of $92.50 per barrel and are adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used in this report are based on a December 31, 2007, Henry Hub spot market price of $6,795 per MMBTU and are adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of EPL. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include direct lease- and field-level costs and EPL’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers, new development wells, and production equipment.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the EPL interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on EPL receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. The reserves may or may not be recovered; if they are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar geologic and reservoir characteristics; it may be necessary to revise these estimates as additional performance data become available. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Energy Partners, Ltd.; other interest owners; various operators of the properties; public data sources; and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer

By:	/s/ Joseph J. Spellman, P.E.	By:	/s/ Philip R. Hodgson, P.G.
	Joseph J. Spellman, P.E. Senior Vice President		Philip R. Hodgson, P.G. Vice President

Date Signed: February 15, 2008		Date Signed: February 15, 2008

JJS:DDS

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ENERGY PARTNERS, LTD.

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold and Royalty Interests

SEC Parameters

As of

December 31, 2007

RYDER SCOTT COMPANY      PETROLEUM CONSULTANTS